Amended Schedule A to the
Investment Advisory Agreement between
Calvert Social Investment Fund and Calvert Asset Management Company, Inc.

As compensation pursuant to Section 4 of the Investment Advisory Agreement between Calvert Asset Management Company, Inc. (the "Advisor") and Calvert Social Investment Fund, dated March 1, 1999, the Advisor is entitled to receive an annual advisory fee (the "Fee") as shown below. The Fee shall be computed daily and payable monthly, based on the average daily net assets of the Portfolio.

Calvert Social Investment Fund Enhanced Equity Portfolio	0.60% on the first $250 million 0.55% on assets in excess of $250 million

CALVERT SOCIAL INVESTMENT FUND

By: ________________________
Name: William M. Tartikoff
Title: Vice President and Secretary

Calvert Asset Management Company, INC.

By: ________________________
Name: Ronald M. Wolfsheimer
Title: Senior Vice President and Chief Financial Officer

Restated: November 20, 2009